UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

       Schedule 13G

    Under the Securities Exchange Act of 1934

       (Name of Issuer)
CORRECOMM LIMITED
       ---------------------------------------------------

    (Title of Class of Securities)
COMMON
    ------------------------------------------------------

    (CUSIP Number)
G2422R109
    -------------------------------------- ---------------

    (Date of Event Which Requires Filing of this Statement)

DECEMBER 31, 1999
    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X] Rule 13d-1(b)

    [ ] Rule 13d-1(c)

    [ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


________________________________________________________________

CUSIP No. ----G2422R109
(1) Names of reporting persons.
  I.R.S. Identification Nos. of
  above persons(entities only).

NWQ Investment Management Co Inc
04-3161875
(2) Check the appropriate box if a
  member of a group                     (a)
  (see instructions)
                                        (b)
(3) SEC use only.
(4) Citizenship or place of
  organization.
Massachusetts
Number of shares beneficially owned by
each reporting person with:
  (5) Sole voting power.1,394,798
  (6) Shared voting power. None
  (7) Sole dispositive power.1,394,798
  (8) Shared dispositive power. None
(9) Aggregate amount beneficially owned
by each reporting person.1,394,798
(10) Check if the aggregate amount in
  Row (9) excludes certain shares (see
  instructions).
(11) Percent of class represented by
  amount in Row (9) 5.5%
(12) Type of reporting person (see
  instructions).IA
__________________________________________________________________
__


    Item 1(a) Name of issuer:------Corecomm Limited.

    Item 1(b) Address of issuer's principal executive offices: ---
---.
Cedar House
41 Cedar Avenue
Hamilton, HM 12
Bermuda

    2(a) Name of person filing:
NWQ Investment Management Co Inc
       ---------------------------------------------------

    2(b) Address or principal business office or, if none,
residence:
2049 Century Park East, 4th Floor, Los  Angeles, CA 90067
       -----------------------------------------------------

    2(c) Citizenship:
Massachusetts
       -----------------------------------------------------

    2(d) Title of class of securities:
Common
       -----------------------------------------------------

    2(e) CUSIP No.:
G2422R109
       -----------------------------------------------------

    Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    (e) [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

    (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

    Item 4. Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned: -----1,394,798 .

    (b) Percent of class: -----5.5%

    (c) Number of shares as to which the person has:

    (i) Sole power to vote or to direct the vote --1,394,798 .

    (ii) Shared power to vote or to direct the vote -----
Inapplicable.

    (iii) Sole power to dispose or to direct the disposition of --
--1,394,798.

    (iv) Shared power to dispose or to direct the disposition of - ----Inapplicable.

    Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-
3(d)(1).

    Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

        Item 6. Ownership of More than 5 Percent on Behalf of
Another Person. Inapplicable

    Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person.
Inapplicable

    Item 8. Identification and Classification of Members of the
Group.  Inapplicable

 Item 9. Notice of Dissolution of Group. Inapplicable

    Item 10. Certifications

    (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


    Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:----.

       February 22, 1999

       Signature.

       /s/ E. C. Friedel, Jr.

    Name/Title.

Edward Friedel, Jr., Managing Director

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties for whom copies are to be sent.

    ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).